CIC MARKET SOLUTIONS, INC.

Statement of Financial Condition

Pursuant to Rule 17a-5(d) of the Securities and Exchange Act of 1934

DECEMBER 31, 2025

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SEC FILE NUMBER
8-51649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CIC Market Solutions, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

520 Madison Avenue, 37th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex J. Englese	212-659-6292	alex.englese@cic.eu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown
(Name – if individual, state last, first, and middle name)

200 Jefferson Park Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/20/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex J. Englese _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of   CIC Market Solutions, Inc _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CIC MARKET SOLUTIONS, INC.

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged with Governance of
CIC Market Solutions, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIC Market Solutions, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

Whippany, New Jersey

February 26, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CIC MARKET SOLUTIONS, INC.

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	1,727,602
Fail to deliver		186,590
Due from parent		306,877
Due from customer		223,336
Accounts receivable		19,250
Prepaid and other assets		27,744
Deferred tax asset		318,202
	$	2,809,601

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expense	$	234,114
Due to affiliate		535,974
Due to customer		186,590
Fail to receive		223,336
Total liabilities		1,180,014
Common stock, $0.01 par value per share,		
934 shares authorized, issued and outstanding	$	9
Additional paid-in capital		13,431,009
Accumulated deficit		(11,801,431)
Total stockholder's equity		1,629,587
	$	2,809,601

CIC MARKET SOLUTIONS, INC.

NOTE A - ORGANIZATION

CIC Market Solutions, Inc. (the "Company") is a wholly-owned subsidiary of Crédit Industriel et Commercial (the "Parent" or "CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

During 2025, the Company's principal business activity consisted of facilitating certain securities transactions for CIC pursuant to the "Services Agreement" (see Note B) and distributing research reports in compliance with Rule 15a-6. The Company also acts as advisor earning advisory fees for services performed for CIC (New York Branch) ("CIC-NY").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of Accounting and Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Income taxes:

Deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect at the statement of financial condition date. The resulting asset or liability is adjusted to reflect enacted changes in tax law. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not. The company had a valuation allowance as December 31, 2025.

Authoritative accounting guidance requires the Company to determine whether a tax position taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. At December 31, 2025, the Company had no uncertain tax positions that require accrual under the guidance.

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) No. 2023-09, *Income Taxes (Topic 740) Improvements to Income Tax Disclosures*. ASU 2023-09 requires enhanced disclosures regarding income taxes, including disaggregated information about income (or loss) from continuing operations before income tax expense (or benefit) by domestic and foreign sources, and income tax expense (or benefit) by federal, state, and foreign jurisdictions. The ASU also requires a more detailed reconciliation of the statutory federal income tax rate to the effective tax rate, with reconciling items presented in specified categories and additional qualitative information for significant items. Further, the ASU requires disclosure of income

taxes paid (net of refunds received) disaggregated by jurisdiction. The Company adopted the standard as required for its fiscal

CIC MARKET SOLUTIONS, INC.

year beginning January 1, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position, results of operations, or income tax disclosures.

[3] Cash:

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

[4] Leases:

The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria in accordance with Accounting Standards Update 2016-02, Leases ("Topic 842"), which requires the lessee to recognize a right of use asset and lease liability and present them in the statement of financial condition. The Company determined that during the year ended December 31, 2025, no agreements or arrangements existed that would be classified as a lease under the guidance.

Since the Company does not exercise control over the asset and does not have the right to control to direct the use of the asset, the office service agreement does not constitute a lease within the scope of 2016-02 Topic 842.

[5] Current Expected Credit Losses:

The Current Expected Credit Losses ("CECL") methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The Company has concluded that an allowance for credit losses is not required at December 31, 2025, which is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards.

NOTE C – RELATED PARTY TRANSACTION

In accordance with a services agreement with the Parent, effective April 1, 2018 the Company facilitates certain securities transactions between the Company and major US institutional investors in compliance with Rule 15a-6. The Parent compensates the Company for all costs incurred in order to introduce and maintain the US/Canada clients to the Parent along with the compensation for its chaperoning functions under the agreement. At December 31, 2025, $306,877 was due from the Parent.

The Company is a party to an administrative services agreement with an affiliate dated June 30, 2019, CIC (New York Branch) ("CIC-NY"). The affiliate provides the Company with certain services and allocates the expenses in the area of benefits administration, leasehold space, furniture and equipment, operational services, computers and related systems support, data and communication lines and equipment.

CIC MARKET SOLUTIONS, INC.

The Company is a party to a separate services agreement with CIC-NY, dated July 1, 2024 where the Company agrees to provide CIC-NY with services in the area of economic analysis, along with access to European and Macro economic data. At December 31, 2025 $11,250 was receivable from CIC-NY which is within the accounts receivable balance on the statement of financial condition.

At December 31 2025, the Company has a payable to CIC-NY related to its participation in CIC-NY's defined benefit plan. See Note F.

NOTE D - INCOME TAXES

The Company is subject to federal, New York State and New York City income taxes. For the year ended December 31, 2025 the Company had a current New York state income tax of $32 and a current New York city income tax of $25. During 2025, the Company received a $218 refund from New York State resulting in the Company having a net positive $185 benefit. For the year ended December 31, 2025 the Company had a deferred tax benefit of $64,173.

The Company has a deferred tax asset of $318,201 at December 31, 2025, which is primarily attributable to book-to-tax differences. At December 31, 2025, the Company has net operating loss carryforwards for federal income tax purposes of approximately $6,004,000. The net operating loss carryforwards will expire through 2037. These net operating losses are limited by the Internal Revenue Code Section 382 loss limitation incurred as a result of an ownership change that took place during 2006 and 2007.

Deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect at the statement of financial condition date.

As of December 31, 2025, the Company had a valuation allowance of approximately, $943,000.

The Company's effective income tax rate of zero differs from the federal statutory rate principally due to utilization of the federal net operating loss carryforwards for which no benefit was previously recognized and a reduction in the valuation allowance.

Income taxes paid during the year ended December 31, 2025 were attributable entirely to the state of New York and New York city.

On July 4, 2025, the U.S. federal government enacted tax legislation referred to as the One Big Beautiful Bill Act ("OBBBA"). The enactment of the OBBBA did not have a material impact on the Company's financial statements for the year ended December 31, 2025. The Company is currently assessing the impact of the OBBBA on future periods.

NOTE E- NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits,

CIC MARKET SOLUTIONS, INC.

as defined. At December 31, 2025, the Company had net capital of $957,514 which was $707,514 in excess of the amount required of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.23 to 1.

Pursuant to SEC Rule 15a-6 and related FAQ's issued by the SEC Division of Trading and Markets, a registered broker-dealer that acts as a chaperone in connection with securities transactions is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law.

NOTE F- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company's U.S. affiliate maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions. Pursuant to the administration services agreement with CIC-NY, the Company's employees also participate in CIC-NY's Cash Balance Plan, a defined benefit plan. At December 31, 2025, $535,974 is included in due to affiliate for the accumulated benefits payable.

NOTE G- FAIL TO DELIVER AND FAIL TO RECEIVE TRANSACTIONS

During the fiscal year, the Company experienced instances of fail to deliver and fail to receive transactions. These failures occurred due to delays in the settlement process and operational issues.

As of December 31, 2025, the Company had outstanding fail to deliver transactions amounting to $186,590 and fail to receive transactions amounting to $223,336.

The fail to receive transactions are recorded on the balance sheet as a liability under 'fail to receive' and a receivable asset to 'due from customer'. The fail to deliver transactions are recorded as a receivable asset under 'fail to deliver' and a liability to 'due to customer'. These transactions did not have a material impact on the Company's financial position.

The Company has implemented enhanced monitoring and operational procedures to reduce the occurrence of such failures. Additionally, collateral arrangements have been established to mitigate potential risks.

In the normal course of business, the Company executes, settles and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. In accordance with industry practice, securities transactions generally settle within one business day after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

NOTE H-SUBSEQUENT EVENTS

The Company evaluated subsequent events or transactions that occurred from January 1, 2026 through the date these financial statements were issued. The Company did not have any significant subsequent events.